UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PARADIGM OIL AND GAS, INC.
Full Name of Registrant

File No. 333-103780

12880 Railway Avenue, Unit 35
Address of Principal Executive Office (Street and Number)

Richmond, British Columbia, Canada V7E 6G4
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Accountant was unable to complete the bookkeeping in a reasonable time. Therefore, the auditors were unable to complete their review of the unaudited financial statements. Wiktor Musial Paradigm Oil And Gas, Inc. 12880 Railway Avenue, Unit No. 35 Richmond, British Columbia V7E 6G4 (604) 644-5139

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Wiktor Musial
Paradigm Oil And Gas, Inc.
12880 Railway Avenue, Unit No. 35
Richmond, British Columbia V7E 6G4
(604) 644-5139

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes      ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes       ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PARADIGM OIL AND GAS, INC. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 14th day of November, 2005.

PARADIGM OIL AND GAS, INC.
(Name of Registrant as Specified in Charter)

By:	/s/ “Wiktor Musial”
Wiktor Musial
Title:	President and Principal Executive Officer